FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2016

The Directors of HSBC Holdings plc have declared a third interim dividend of US$0.10 per ordinary share in respect of the year ending 31 December 2016 in accordance with their intention, as set out in the 2015 annual report and accounts, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 20 October 2016. The American Depositary Shares will be quoted ex-dividend in New York on 19 October 2016. The dividend will be payable on 6 December 2016 to holders of record on 21 October 2016.

The third interim dividend will be payable on 6 December 2016 in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 28 November 2016, or as a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 3 November 2016 and elections will be required to be made by 24 November 2016.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 21 October 2016 in order to receive the dividend.

Ordinary shares may not be removed to or from the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 21 October 2016. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 20 October 2016.

Payment on ordinary shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 December 2016 to the holders of record on 21 October 2016. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France at or about 12.00pm on 28 November 2016, or as a scrip dividend. Particulars of these arrangements are expected to be announced through Euronext Paris on 13 October, 28 October and 28 November 2016.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 6 December 2016 to holders of record on 21 October 2016. The dividend of US$0.50 per American Depositary Share will be payable by the depositary in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 3 November 2016 and elections will be required to be made by 18 November 2016. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the depositary by close of business on 21 October 2016.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2016 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of US$0.3875 per Series A American Depositary Share for the quarter ending 15 December 2016.

The dividend will be payable on 15 December 2016 to holders of record on 30 November 2016.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12.00pm on 30 November 2016 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                       Date: 03 October 2016